Exhibit 3.2

SILVERCREST METALS INC.

TERM SHEET

Dated December 3, 2019

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada other than Québec. A copy of the preliminary short form prospectus, and any amendment, is required to be delivered to any investor that received this document and expressed an interest in acquiring the offered securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, the final short form prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. The securities described in this communication may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from National Bank Financial Inc. at 130 King Street West, 4th Floor Podium, Toronto, ON M5X 1J9, Tel: (416) 869-6534, Fax: (416) 869-1010.

Issuer:	SilverCrest Metals Inc. (“SilverCrest” or the “Company”)

Offering:	11,000,000 common shares (the “Firm Shares”)

Gross Proceeds:	C$80,080,000 (C$92,092,000 assuming the Over-Allotment Option is exercised in full)

Offering Price:	C$7.28 per Common Share

Over-Allotment Option:

The Underwriters will be granted an option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase from SilverCrest an additional 1,650,000 common shares at the Offering Price for additional gross proceeds to the Company of up to C$12,012,000 (collectively with the Firm Shares, the “Common Shares”).

Use of Proceeds:	Net proceeds of the Offering will be used for the Company’s continued development and de-risking of the Las Chispas Project and for general working capital and administrative purposes.

Form of Offering:

Public offering, eligible for sale in all provinces of Canada, except Québec, pursuant to a short form prospectus, and in the United States pursuant to a registration statement filed under the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Company.

Form of Underwriting:	“Bought deal” subject to conventional bought deal termination provisions and closing conditions to be included in a definitive underwriting agreement.

Eligibility:	The Common Shares will be qualified investments for Canadian RRSPs, DPSPs, RRIFs, RESPs, and TFSAs.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange and the NYSE American LLC, which listing shall be conditionally approved prior to closing. The Company’s common shares are currently listed on the Toronto Stock Exchange under the symbol “SIL” and the NYSE American LLC under the symbol “SILV”.

Lead Underwriters:	National Bank Financial Inc., Desjardins Securities Inc. and Scotia Capital Inc.

Commission:	5.0% on the Offering; 2.5% on the President’s List (President’s List capped at C$5,000,000)

Closing Date:	On or about December 18, 2019 or such other date as mutually agreed to between National Bank Financial Inc. and the Company.